EXHIBIT 12.1


                               INTEL CORPORATION


                    STATEMENT SETTING FORTH THE COMPUTATION
          OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

                            (In millions, except ratios)

                                          Three Months  Ended
                                      Mar. 30              Apr. 1
                                       1996                 1995
                                      -------              -------
Income before taxes                   $ 1,376              $ 1,416

Add - Fixed charges net of
  capitalized interest                      7                    9
                                      -------              -------

Income before taxes and
  fixed charges (net of
  capitalized interest)               $ 1,383              $ 1,425
                                      =======              =======

Fixed charges:

Interest (expense)*                   $     5              $     7

Capitalized interest                        9                   11

Estimated interest component
  of rental expense                         2                    2
                                      -------              -------

Total                                 $    16              $    20
                                      =======              =======

Ratio of earnings before taxes
  and fixed charges, to fixed
  charges                                86.4                 71.3

* Interest expense includes the amortization of underwriting fees for the relevant periods outstanding.